COLOR STAR TECHNOLOGY CO., LTD.

7 World Trade Center, Suite 4621

New York, NY 10022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549

Attention:	Jennie Beysolow

June 29, 2023

Re:	Color Star Technology Co., Ltd.
Registration Statement on Form F-3 (File No. 333- 272844)
Initially Filed on June 23, 2023

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Color Star Technology Co., Ltd. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:30 p.m. ET on July 3, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Louis Luo
Name: Louis Luo
Title: Chief Executive Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC